WAL★MART
MEXICO

02 JUL 18 AM 10:

FILE N°
82-4609

July 17, 2002

02042698

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington , D.C. 20549
U.S.A.

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the consolidated financial statements for the 2nd quarter 2002; the press release for June 2002 sales and 2nd quarter results of Wal-Mart de Mexico,S.A. de C.V., which were published and delivered to the Mexican Stock Exchange.

Kindly acknowledge receipt of this letter as well as what is attached by stamping and returning the enclosed copy of this letter or by a fax message to the following number : 011-52-55-5328-3557.

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Sincerely,

Jorge Muñoz Lopez
Accounting Director

dlw 7/18

The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:

- CHIMALPOPOCA N° 65 1ER. PISO COL. OBRERA DEL. CUAUHTEMOC C.P. 06800 Tel. 5628-60-00
- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 Tel. 5328-35-00
- BLVD. AVILA CAMACHO # 647 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 Tel. 5395-10-88

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**

Quarter: **2** Year: **2002**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

02 JUL 10

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**52,662,180**	**100**	**47,690,896**	**100**
2	**CURRENT ASSETS**	**18,336,602**	**35**	**16,598,424**	**35**
3	CASH AND SHORT-TERM INVESTMENTS	8,284,345	16	7,972,800	17
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	469,429	1	293,203	1
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,092,218	2	435,382	1
6	INVENTORIES	8,243,091	16	7,629,182	16
7	OTHER CURRENT ASSETS	247,519	0	267,857	1
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**34,325,578**	**65**	**31,092,472**	**65**
13	PROPERTY	32,880,254	62	29,839,447	63
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	13,145,258	25	12,174,859	26
16	ACCUMULATED DEPRECIATION	12,524,546	24	11,562,085	24
17	CONSTRUCTION IN PROGRESS	824,612	2	640,251	1
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**17,892,697**	**100**	**15,959,101**	**100**
21	**CURRENT LIABILITIES**	**12,820,682**	**72**	**10,895,047**	**68**
22	SUPPLIERS	10,651,897	60	9,107,841	57
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	282,055	2	284,941	2
26	OTHER CURRENT LIABILITIES	1,886,730	11	1,502,265	9
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**5,059,346**	**28**	**5,008,766**	**31**
32	**OTHER LIABILITIES**	**12,669**	**0**	**55,288**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**34,769,483**	**100**	**31,731,795**	**100**
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**34,769,483**	**100**	**31,731,795**	**100**
36	**CONTRIBUTED CAPITAL**	**12,361,845**	**36**	**11,493,714**	**36**
37	PAID-IN CAPITAL STOCK (NOMINAL)	5,640,284	16	4,517,940	14
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	6,089,510	18	6,083,058	19
39	PREMIUM ON SALES OF SHARES	632,051	2	892,716	3
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**22,407,638**	**64**	**20,238,081**	**64**
42	RETAINED EARNINGS AND CAPITAL RESERVE	24,208,899	70	21,293,256	67
43	REPURCHASE FUND OF SHARES	3,776,516	11	4,054,191	13
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(7,380,135)	(21)	(6,761,643)	(21)
45	NET INCOME FOR THE YEAR	1,802,358	5	1,652,277	5

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2002**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**8,284,345**	100	**7,972,800**	100
46	CASH	23,407	0	24,133	0
47	SHORT-TERM INVESTMENTS	8,260,938	100	7,948,667	100
18	**DEFERRED ASSETS (NET)**	**0**	100	**0**	100
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**12,820,682**	100	**10,895,047**	100
52	FOREING CURRENCY LIABILITIES	877,212	7	603,894	6
53	MEXICAN PESOS LIABILITIES	11,943,470	93	10,291,153	94
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**1,886,730**	100	**1,502,265**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,886,730	100	1,502,265	100
27	**LONG-TERM LIABILITIES**	**0**	100	**0**	100
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	100	**0**	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**5,059,346**	100	**5,008,766**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	5,059,346	100	5,008,766	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**12,669**	100	**55,288**	100
68	RESERVES	12,669	100	55,288	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(7,380,135)**	100	**(6,761,643)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(7,380,135)	(100)	(6,761,643)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2002**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	5,515,920	5,703,377
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	90,825	82,579
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	4,492,657,345	4,458,053,398
78	REPURCHASED SHARES (*)	97,700	10,538,900

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

FILE N°
82-4609

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**47,465,611**	**100**	**41,070,971**	**100**
2	COST OF SALES	37,885,986	80	32,849,370	80
3	**GROSS INCOME**	**9,579,625**	**20**	**8,221,601**	**20**
4	OPERATING EXPENSES	7,221,262	15	6,300,599	15
5	**OPERATING INCOME**	**2,358,363**	**5**	**1,921,002**	**5**
6	TOTAL FINANCING COST	(479,316)	(1)	(778,204)	(2)
7	**INCOME AFTER FINANCING COST**	**2,837,679**	**6**	**2,699,206**	**7**
8	OTHER FINANCIAL OPERATIONS	64,823	0	157,240	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**2,772,856**	**6**	**2,541,966**	**6**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	970,498	2	889,689	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,802,358**	**4**	**1,652,277**	**4**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,802,358**	**4**	**1,652,277**	**4**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,802,358**	**4**	**1,652,277**	**4**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,802,358**	**4**	**1,652,277**	**4**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**1,802,358**	**4**	**1,652,277**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2002**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**47,465,611**	**100**	**41,070,971**	**100**
21	DOMESTIC	47,465,611	100	41,070,971	100
22	FOREIGN			0	0
23	TRANSLATED INTO DOLLARS (***)			0	0
6	**TOTAL FINANCING COST**	**(479,316)**	**100**	**(778,204)**	**100**
24	INTEREST PAID	0	0	0	0
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	371,352	77	734,654	94
27	EXCHANGE PROFITS	21,618	5	3,621	0
28	GAIN DUE TO MONETARY POSITION	(86,346)	(18)	(39,929)	(5)
8	**OTHER FINANCIAL OPERATIONS**	**64,823**	**100**	**157,240**	**100**
29	OTHER NET EXPENSES (INCOME) NET	64,823	100	157,240	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**970,498**	**100**	**889,689**	**100**
32	INCOME TAX	882,618	91	681,471	77
33	DEFERED INCOME TAX	57,295	6	182,794	21
34	WORKERS' PROFIT SHARING	30,585	3	25,424	3
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2002**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	0	0
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	97,263,889	84,578,849
39	OPERATION INCOME (**)	5,687,345	4,538,463
40	NET INCOME OF MAYORITY INTEREST(**)	4,454,301	4,089,808
41	NET CONSOLIDATED INCOME (**)	4,454,301	4,089,808

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

FILE Nº
82-4609

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**1,802,358**	**1,652,277**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	983,197	1,165,412
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**2,785,555**	**2,817,689**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(1,373,366)	(3,518,768)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,412,189**	**(701,079)**
6	CASH FLOW FROM EXTERNAL FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	(245,015)	(2,478,458)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(245,015)**	**(2,478,458)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(2,529,466)**	**(1,702,531)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(1,362,292)	(4,882,068)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	9,646,637	12,854,868
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	8,284,345	7,972,800

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

FILE N° 82-4609

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**983,197**	**1,165,412**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	957,589	875,272
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	11,542	19,728
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	14,066	270,412
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(1,373,366)**	**(3,518,768)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	68,084	502,323
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	609,089	566,041
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	69,388	2,047
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(1,970,926)	(4,226,346)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(149,001)	(362,833)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**0**	**0**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(245,015)**	**(2,478,458)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(2,612)	(353,968)
31	(-) DIVIDENS PAID	(242,403)	(2,124,490)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(2,529,466)**	**(1,702,531)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(2,295,258)	(1,410,791)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	29,859	40,623
39	+ (-) OTHER ITEMS	(264,067)	(332,363)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

FILE Nº 82-4609

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	3.80	%	4.02	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	12.81	%	12.89	%
3	NET INCOME TO TOTAL ASSETS (**)	8.46	%	8.58	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	5.63	%	55.60	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	4.79	%	2.42	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.85	times	1.77	times
7	NET SALES TO FIXED ASSETS (**)	2.83	times	2.72	times
8	INVENTORIES ROTATION (**)	9.10	times	8.98	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	2	days	1	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	33.98	%	33.46	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.51	times	0.50	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	4.90	%	3.78	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.00	times	0.00	times
16	NET SALES TO TOTAL LIABILITIES (**)	5.44	times	5.30	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.43	times	1.52	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.79	times	0.82	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.02	times	1.04	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	64.62	%	73.18	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	5.87	%	6.86	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(2.89)	%	(8.57)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.00	times	0.00	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	0.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	90.74	%	82.86	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

FILE N° 82-4609

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.99		$ 0.91	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.99		$ 0.91	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 7.74		$ 7.12	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.31	pesos	$ 0.45	sos
10	DIVIDEND IN SHARES PER SHARE	0.01	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	3.49	times	3.65	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	27.28	times	28.41	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

NOTE 1 - PREMIUM ON SALE OF SHARES

REFERENCE S-39 OF THE CONSOLIDATED FINANCIAL STATEMENT IN ITEM "PREMIUM ON SALE OF SHARES", THE STOCK OPTION PLAN FUND FOR PERSONNEL IS INCLUDED IN BOTH YEARS.

NOTE 2 - ACCUMULATED EFFECT OF DEFERRED INCOME TAX

THE INITIAL EFFECT OF THE DEFERRED INCOME TAX IS AN OWNER'S EQUITY REDUCTION OF PS. 4,468,471, THIS EFFECT IS INCLUDED IN REFERENCE S-42 OF THE CONSOLIDATED FINANCIAL STATEMENT IN ITEM "RETAINED EARNINGS AND CAPITAL RESERVE".

NOTE 3 - RATIOS CONSOLIDATED

SINCE THE "SIFIC" SYSTEM CANNOT RECORD RESULTS ON A TWELVE MONTH BASIS FOR ITEMS OF THE STATEMENT OF RESULTS AS WELL AS FOR THE FINANCIAL STATEMENT, THE CALCULATIONS ARE THUS INCLUDED ON THOSE BASES AND ARE AS FOLLOW:

REF P	CONCEPTS		QUARTER CURRENT	QUARTER PREVIOUS
	YIELD			
2	NET INCOME TO STOCK HOLDERS' EQUITY	(**)	13.41%	12.82%
3	NET INCOME TO TOTAL ASSETS	(**)	8.69%	8.52%
	ACTIVITY			
6	NET SALES TO NET ASSETS	(**)	1.90 TIMES	1.76 TIMES
7	NET SALES TO FIXED ASSETS	(**)	2.96 TIMES	2.79 TIMES
	LEVERAGE			
16	NET SALES TO TOTAL LIABILITIES	(**)	5.39 TIMES	5.26 TIMES

(**) = INFORMATION REGARDING LAST TWELVE MONTHS

NOTE 4 - CHARACTERISTICS OF THE SHARES

WAL-MART DE MEXICO SHARES ARE AT UNEXPRESSIVE NOMINAL VALUE.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

NOTE 5 - DATA PER SHARE

THE REFERENCE D-9 OF DATA PER SHARE, THE AMOUNT OF CASH DIVIDEND ACUMULATED PER SHARE IS PRESENTED TO NOMINAL VALUE.

NOTE 6 - CASH FLOW FROM INTERNAL FINANCING

THE REFERENCE C-30 OF THE MAIN ITEMS BREAKDOWN OF THE STATEMENT OF CHANGES IN THE FINANCIAL SITUATION, THE TOTAL AMOUNT REPORTED IN BOTH QUARTERS INCLUDE THE REPURCHASE OF OWN SHARES.

NOTE 7 - CEDULE FOR THE DETERMINATION OF NFEAR

THE BOX "FACTOR TO DETERMINE THE NFEAR" OF ANNEX 12-A, DOES NOT PERMIT TYPE DECIMAL NUMBERS. THE FACTOR IS 0.9286.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FILE N°
82-4609

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

COMPANY SALES FOR THE APRIL-JUNE PERIOD AMOUNTED TO PS. 24,025 MILLION, AN INCREASE OF 14.4% AFTER DISCOUNTING INFLATION VERSUS RESULTS REPORTED FOR THE SECOND QUARTER OF 2001. COMP STORES SALES, I.E. THOSE STORES OPERATING FOR MORE THAN A YEAR, GREW 4.0% VERSUS THE SAME QUARTER LAST YEAR. COMP STORES GROWTH FOR THE JANUARY-JUNE 2002 PERIOD WAS 5.6%.

TWO YEARS AFTER LAUNCHING OUR "EVERY DAY LOW PRICES" STRATEGY, CUSTOMERS ARE EMBRACING IT EVEN MORE. FOR THE FIRST HALF OF THE YEAR, COMP STORES CUSTOMER COUNT GREW 3.5%, WHILE AVERAGE TICKET GREW 2.1%.

GROSS MARGIN FOR THE SECOND QUARTER WAS 20.2%, TEN BASE POINTS HIGHER THAN LAST YEAR'S. GROSS INCOME WAS 14.9% HIGHER VERSUS LAST YEAR IN MONETARY TERMS. OPERATING EXPENSES FOR THE QUARTER REPRESENTED 15.1% OF SALES, DECREASING TEN BASE POINTS COMPARED TO LAST YEAR'S FIGURE. OPERATING INCOME IMPROVED 20 BASE POINTS TO 5.1% OF SALES WITH AN INCREASE OF 19.6% IN REAL TERMS VERSUS LAST YEAR.

EBITDA AMOUNTED TO PS. 1,720 MILLION, 7.2% OF SALES AND WAS 16.7% HIGHER TO THE ONE REPORTED LAST YEAR. HOWEVER, THE REDUCTION OF INTEREST RATES CAUSED THAT THE INCOME BEFORE INCOME TAX AND PROFIT SHARING ONLY REGISTERED A 10.2% INCREASE VERSUS LAST YEAR.

NET INCOME FOR THE APRIL-JUNE 2002 QUARTER GREW TO PS. 940 MILLION, REPRESENTING 3.9% OF SALES. IT WAS 10.2% HIGHER IN REAL TERMS VERSUS THE ONE REPORTED FOR THE SECOND QUARTER LAST YEAR.

DURING THE PERIOD OF APRIL-JUNE 2002 WE OPENED 13 OPERATING UNITS: FIVE WAL-MART SUPERCENTERS, ONE BODEGA, ONE SAM'S CLUB, ONE SUPERAMA AND FIVE VIPS RESTAURANTS. ADDITIONALLY, WE HAVE OPENED A WAL-MART SUPERCENTER IN JULY AND, SO FAR, THERE HAVE BEEN 25 OPENINGS THIS YEAR. WE CURRENTLY HAVE 573 STORES AND RESTAURANTS IN OPERATION. THIS IS PART OF OUR 18-MONTH DEVELOPMENT PROGRAM. ACCORDING TO THIS PLAN 67 UNITS WILL BE OPENED: 41 SELF-SERVICE STORES, TWO SUBURBIA STORES AND 24 RESTAURANTS.

DURING THE PERIOD OF JANUARY-JUNE 2002 WE INVESTED PS. 2,295 MILLION IN FIXED ASSETS. THESE INVESTMENTS ARE TO INCREASE AND UPDATE OUR INSTALLED CAPACITY AS WELL AS OUR DISTRIBUTION CAPACITY TO HAVE A MORE EFFICIENT OPERATION, REDUCE EXPENSES AND SERVE OUR CUSTOMERS BETTER EVERY DAY BY OFFERING THEM LOW PRICES EVERY DAY OF THE YEAR.

MEXICO CITY, JULY 15, 2002

CESAREO FERNANDEZ GONZALEZ

NOTE 1 - PRINCIPAL ACCOUNTING POLICIES:

FINANCIAL INFORMATION PERTAINING TO THE CURRENT FISCAL YEAR AS WELL AS PREVIOUS ONE IS RESTATED IN THOUSANDS OF MEXICAN PESOS OF PURCHASING POWER AT JUNE 2002, THROUGH FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX, UNLESS OTHERWISE INDICATED.

NOTE 2 - DEFERRED INCOME TAX:

THE INITIAL EFFECT OF DEFERRED INCOME TAX CAUSED BY THE APPLICATION OF BULLETIN D-4 "ACCOUNTING FOR INCOME TAX, ASSET TAX AND EMPLOYEE PROFIT SHARING" ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS IS AN OWNER'S EQUITY REDUCTION OF PS. 4,468,471.

NOTE 3 - STOCK MARKET CREDITS:

NON-APPLY

NOTE 4 - CONTINGENT LIABILITIES AND COMMITMENTS:

THERE WERE NO COMMITMENTS IN U.S. DOLLAR AT JUNE 30, 2002.

NOTE 5 - SENIORITY PREMIUMS

THE COMPANY SET UP A TRUST FUND TO COVER THE PAYMENT OF SENIORITY PREMIUMS ACCRUING TO EMPLOYEES.

NOTE 6 - SHAREHOLDER'S EQUITY:

	NOMINAL VALUE	RESTATEMENT INCREASE	TOTAL
SHARES PLAN FUND	PS.(1,129,162)	PS.(175,618)	PS.(1,304,780)
PREMIUM ON SALE OF SHARES	609,631	1,327,200	1,936,831
PREMIUM ON SALE OF SHARES	PS.(519,531)	PS. 1,151,582	PS. 632,051

FILE N°
82-4609

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

	NOMINAL VALUE	RESTATEMENT INCREASE	TOTAL
LEGAL RESERVE	PS. 935,984	PS. 1,088,181	PS. 2,024,165
RETAINED EARNINGS FROM PREVIOUS YEARS	15,016,086	11,637,119	26,653,205
INITIAL EFFECT OF DEFERRED INCOME TAX	(3,827,449)	(641,022)	(4,468,471)
RETAINED EARNINGS AND CAPITAL RESERVE	PS.12,124,621	PS.12,084,278	PS.24,208,899
REPURCHASE FUND OF SHARES	PS. 1,440,737	PS. 2,335,779	PS. 3,776,516
NET INCOME FOR THE YEAR	PS. 1,785,660	PS. 16,698	PS. 1,802,358

NOTE 7 - REPURCHASE FUND OF SHARES:

AT JUNE 30, 2002, THE COMPANY REPURCHASED 253,178,602 SERIES "C" SHARES AND 112,061,000 SERIES "V" SHARES. THIS REPURCHASE OF SHARES IMPLIED A REDUCTION OF PS. 370,170 IN THE THEORETICAL HISTORICAL VALUE OF CAPITAL STOCK EQUAL TO PS. 468,139 RESTATED FOR INFLATION. THE DIFFERENCE BETWEEN THE THEORETICAL RESTATED VALUE AND THE REPURCHASE COST ACQUIRED OF THE SHARE WAS APPLIED TO THE PREVIOUSLY ESTABLISHED RESERVE FOR REPURCHASE OF SHARES.

NOTE 8- AGREEMENTS REACHED AT THE SHAREHOLDERS' ORDINARY MEETING HELD ON FEBRUARY 27, 2002:

1. APPROVAL OF THE MAXIMUM AMOUNT TO BE USED BY THE COMPANY TO REPURCHASE OWN SHARES. SAID AMOUNT IS PS. 3,717,512 (NOMINAL).

2. TO CANCEL 24,734,200 SERIES "C" SHARES THAT WAS REPURCHASED BY THE COMPANY.

3. TO INCREASE THE LEGAL RESERVE BY PS. 209,696 (NOMINAL) CHARGED TO THE ACCUMULATED PROFIT ACCOUNT. SAID AMOUNT AT JUNE 30, 2002 CONSTANT PESOS AMOUNTS TO PS. 213,253.

4. APPROVAL OF THE PROJECT TO PAY A DIVIDEND WHICH, IF THE SHAREHOLDER WISHES, IS PAID IN CASH (PS. 0.31 NOMINAL PESOS PER SHARE REPRESENTING THE COMPANY'S CAPITAL STOCK, NOTWITHSTANDING THE SERIES) OR COMPANY SHARES (ONE NEW "C" SERIES SHARE PER 75 OUTSTANDING SHARES POSSESSED BY THE SHAREHOLDER).

5. INCREASING THE VARIABLE PART OF THE COMPANY'S CAPITAL STOCK BY ISSUING 59,251,441 NEW "C" SERIES SHARES TO BE USED EXCLUSIVELY TO BE PAID TO SHAREHOLDERS CHOOSING TO RECEIVE THE DIVIDEND MENTIONED ABOVE IN SHARES. NEW SHARES THAT ARE NOT UNDERSIGNED AND GIVEN TO SHAREHOLDERS SHALL BE CANCELLED AS SHALL THE SAME PROPORTION OF THE COMPANY'S CAPITAL STOCK.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

BASED ON THE AGREEMENTS 4 AND 5 ABOUT DIVIDEND DISTRIBUTION, 48,896,947 NEW SERIES "C" SHARES WERE GIVEN TO THE SHAREHOLDERS, WHICH REPRESENTS A VARIABLE PS. 1,136,854 (NOMINAL) CAPITAL STOCK INCREASE.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2002**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 NUEVA WAL-MART	GEN. MERCHANDISE SALES	475,027	99.99	475,027	2,781,618
2 SUBURBIA	DEPARTMENT STORES	274,923	99.99	274,923	450,163
3 VIPS	RESTAURANTS	41,000	99.99	41,000	868,377
4 CORPORATE ENTITIES	PROFESIONAL OUTSOURCE	774,114	99.99	901,861	1,828,361
5 REAL ESTATE	R.E. DEVELOPMENT	13,390,904	99.99	13,390,904	33,200,369
TOTAL INVESTMENT IN SUBSIDIARIES				**15,083,715**	**39,128,888**
ASSOCIATEDS		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**39,128,888**

NOTES

THE COLUMN "NUMBER OF SHARES" IS EQUIVALENT TO THE SOCIAL PART EXPRESSED IN THOUSANDS THAT WAL-MART DE MEXICO, S.A. DE C.V. HAS OF THE SUBSIDIARIES; THEY ARE SOCIEDAD DE RESPONSABILIDAD LIMITADA DE CAPITAL VARIABLE.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2002**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE Nº 82-4609

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	9,619,893	1,441,465	8,178,428	10,031,314	4,201,174	14,008,568
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	258,023	69,866	188,157	71,171	54,802	204,526
OFFICE EQUIPMENT	5,295,050	1,725,598	3,569,452	5,156,586	3,490,206	5,235,832
COMPUTER EQUIPMENT	1,543,216	825,923	717,293	821,212	715,512	822,993
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**16,716,182**	**4,062,852**	**12,653,330**	**16,080,283**	**8,461,694**	**20,271,919**
NOT DEPRECIATION ASSETS						
GROUNDS	3,759,754	0	3,759,754	9,469,293	0	13,229,047
CONSTRUCTIONS IN PROCESS	824,612	0	824,612	0	0	824,612
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**4,584,366**	**0**	**4,584,366**	**9,469,293**	**0**	**14,053,659**
TOTAL	**21,300,548**	**4,062,852**	**17,237,696**	**25,549,576**	**8,461,694**	**34,325,578**

NOTES

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 2 YEAR: 2002

FILE N° 82-4609

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
SUPPLIERS																
SELF-SERVICE STORE			9,184,132	0	0	0	0	0	0	0	801,470	0	0	0	0	0
DEPARTMENT STORE			484,548	0	0	0	0	0	0	0	63,346	0	0	0	0	0
RESTAURANTS			129,079	0	0	0	0	0	0	0	9,322	0	0	0	0	0
TOTAL SUPPLIERS			9,777,759	0	0	0	0	0	0	0	874,138	0	0	0	0	0
OTHER CURRENT LIAB.W/O COST			1,883,656	0	0	0	0	0	0	0	3,074	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			1,883,656	0	0	0	0	0	0	0	3,074	0	0	0	0	0
			11,661,415	0	0	0	0	0	0	0	877,212	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2002**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	348,403	3,235,814	0	0	3,235,814
TOTAL	**348,403**	**3,235,814**			**3,235,814**
NET BALANCE	**(348,403)**	**(3,235,814)**			**(3,235,814)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**137,287**	**1,365,527**	0	0	**1,365,527**
LIABILITIES POSITION	**88,193**	**877,212**			**877,212**
SHORT TERM LIABILITIES POSITION	88,193	877,212	0	0	877,212
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**49,094**	**488,315**			**488,315**

NOTES

PS. 9.9465 RATE OF EXCHANGE AMERICAN DOLLAR.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

FILE N°
82-4609

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	12,411,528	15,595,736	3,184,208	0.92	29,295
FEBRUARY	12,568,394	14,612,441	2,044,047	0.06	(1,226)
MARCH	11,135,536	14,797,447	3,661,911	0.51	18,676
APRIL	11,802,912	15,001,976	3,199,064	0.55	17,595
MAY	10,380,541	13,237,826	2,857,285	0.20	5,715
JUNE	10,671,607	13,817,746	3,146,139	0.49	15,416
ACTUALIZATION:	0	0	0	0.00	875
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**86,346**

NOTES

MONETARY LIABILITIES DO NOT INCLUDE THE INITIAL EFFECT OF THE DEFERRED INCOME TAX OF PS. 3,827,449 (NOMINAL); THE MONETARY EFFECT OF THIS LIABILITY IS PRESENTED IN DEFERRED INCOME TAXES.

THE BOXES IN THE MONTHLY INFLATION COLUMN DO NOT PERMIT NEGATIVE NUMBERS; THE CORRESPONDING INFLATION RATE IN FEBRUARY WAS -0.06%.

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

FILE N°
82-4609

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NON - APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED
NON - APPLY

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

FILE N°
82-4609

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
SELF-SERVICE HYPERMARKETS	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	641,291	100
SELF-SERVICE DISCOUNT STORE	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	551,657	100
SUPERMARKETS	GROCERIES SALES AND FRESH	71,875	100
SELF-SERVICE WHOLESALES	MEMBERSHIP GENERAL MERCHANDISE WHOLESALE OUTLETS	426,361	100
APPAREL STORES	APPAREL AND ACCESORY SALE	254,169	100
RESTAURANTS	RESTAURANT-INTERNATIONAL, MEXICAN AND ITALIAN	55,008	100

NOTES

REGARDING RESTAURANTS THE NUMBER OF SEATS IS PRESENTED AS THE INSTALLED CAPACITY

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON - APPLY					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NON AVAILABLE				47,465,611			
TOTAL				47,465,611			

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

FILE N° 82-4609

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NON - APPLY							
TOTAL				0			

NOTES

FILE N° 82-4609

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** 9,576,798

Number of shares Outstanding at the Date of the NFEA: 4,443,858,098
(Units)

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JANUARY 1 TO 31 OF DECEMBER OF 2001

FISCAL EARNINGS	4,366,400
- DETERMINED INCOME	13,477
+ DEDUCTED WORKER'S PROF	11,531
- DETERMINED WORKER	41,236
- DETERMINED RFE	4,327,894
- NON DEDUCTABLES	8,801
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF JUNE OF 2002 9,827,926

Number of shares Outstanding at the Date of the NFEA: 4,492,657,345
(Units)

FILE N° 82-4609

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 4,972,594

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 4,443,858,098

[X] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
2	C V	4,443,858,098.00	10/04/2002	240,742.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD JANUARY 1 TO 31 OF DECEMBER OF 2001

FISCAL EARNINGS:	4,366,400
+ DEDUCTED WORKER'S PROFIT SHA	11,531
- DETERMINED INCOME TAX:	41,236
- NON-DEDUCTABLES	8,801
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	4,327,894
- INCOME TAX (DEFERED ISR):	1,298,368
* FACTOR TO DETERMINE THE NFEAR:	9,286
NFER FROM THE PERIOD	2,813,218

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF JUNE OF 2002 — 4,224,150

Number of shares Outstanding at the Date of the NFEAR (Units) — 4,492,657,345

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED
Final Printing

FILE N° 82-4609

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
C		40	69,565,963	513,966,658		583,532,621	87,336	645,257
V		40	348,612,432	3,560,512,292		3,909,124,724	437,664	4,470,027
TOTAL			**418,178,395**	**4,074,478,950**	**0**	**4,492,657,345**	**525,000**	**5,115,284**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
4,492,657,345
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
V	0	0.00000	27.03000
C	97,700	26.59659	23.03000

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30** OF **JUNE** OF **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

JORGE MUÑOZ LOPEZ ACCOUNTING DIRECTOR	JORGE PORTILLA FABIAN ACCOUNTING MANAGER

MEXICO, D.F., AT JULY 15 OF 2002

WAL*MART MEXICO

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS JUNE 2002 SALES

For immediate release:
Mexico City, July 9, 2002

Wal-Mart de Mexico, S.A de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of June 2002, sales were $8,194 million pesos, an amount that represents a 18.5% increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase in real terms of 7.9%, compared to the same month of 2001.

	June		January – June	
	2002	2001	2002	2001
Total sales growth (%)	18.5	15.7	15.6	15.0
Comparable sales growth (%)	7.9	5.9	5.6	5.6

Considering the five-week period from June 1 to July 5, 2002, that compares with the five-week period ending July 6, 2001, as well as the 26-week period from January 5 to July 5, 2002 and that compares with the 26-week period that ended July 6, 2001, sales were as follows:

	5 weeks		26 weeks	
	2002	2001	2002	2001
Total sales growth (%)	17.1	13.9	15.8	15.3
Comparable sales growth (%)	6.6	4.3	5.8	5.9

Openings during the month of June:

1 Wal-Mart Supercenter in Mazatlan, Sinaloa
1 Superama in Mexico City
1 Restaurant in Mexico City

Openings January – July 9, 2002:

FORMAT	# OF UNITS
Sam's Club	2
Wal-Mart Supercenter	8
Bodega	5
Superama	1
Restaurants	8
TOTAL	***24***

Company Description:

Wal-Mart de Mexico (WALMEX) is a Retail Sector company and its shares have been traded on the Mexican Stock Exchange since 1977. Nation-wide, Wal-Mart de Mexico operates 572 retail units, which include self-service stores, apparel department stores and restaurants distributed as shown:

SELF-SERVICE STORES: 272 UNITS

48	Sam's Club
69	Wal*Mart Supercenters
110	Bodega Stores
45	Superama Supermarkets

APPAREL DEPARTMENT STORES: 50 UNITS

RESTAURANTS: 250 UNITS, including 16 franchises

Web Pages:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

WAL★MART
MEXICO

FREE TRANSLATION, NOT TO THE LETTER

PRESS RELEASE

For immediate release:
July 15, 2002

Wal-Mart de Mexico S.A. de C.V. (WALMEX) announces Second Quarter results

Mexico City, July 15, 2002. Today, Wal-Mart de Mexico reported second quarter results. A 14% increase in sales combined with a higher gross margin and a lower level of operating expenses, allowed operating income to increase 20% over last year's same period.
EBITDA for the quarter amounted to $1,720 million pesos and represented 7.2% of sales, a growth in real terms of 17% over last year's levels.

The main figures are:

Second Quarter (April-June):

	2002		2001		Real Growth
	Mx$ Millions	% of sales	Mx$ Millions	% of sales	%
Sales	24,025	100.0	21,008	100.0	14
Gross Margin	4,856	20.2	4,227	20.1	15
Operating Expenses	3,621	15.1	3,194	15.2	13
Operating Income	1,235	5.1	1,032	4.9	20
EBITDA	1,720	7.2	1,474	7.0	17
Income before taxes	1,446	6.0	1,312	6.2	10
Net Income	940	3.9	853	4.1	10

First half (January-June):

	2002		2001		Real Growth
	Mx$ Millions	% of sales	Mx$ Millions	% of sales	%
Sales	47,466	100.0	41,071	100.0	16
Gross Margin	9,580	20.2	8,222	20.0	17
Operating Expenses	7,221	15.2	6,301	15.3	15
Operating Income	2,358	5.0	1,921	4.7	23
EBITDA	3,316	7.0	2,796	6.8	19
Income before taxes	2,773	5.8	2,542	6.2	9
Net Income	1,802	3.8	1,652	4.0	9

During the first six months of the year the Company invested Mx $2,295 million (equivalent to US $231 million) in fixed assets. These investments are destined to increase and modernize our installed capacity, as well as our distribution capabilities, all with the purpose of having a more efficient operation, reduce costs and better serve our customers, offering them low prices every day of the year.

Openings January-July 15, 2002:

FORMAT	# OF UNITS
Sam's Club	2
Wal-Mart Supercenter	9
Bodega	5
Superama	1
Restaurants	8
TOTAL	***25***

Company Description:
Wal-Mart de Mexico (WALMEX) is a Retail Sector company and its shares have been traded on the Mexican Stock Exchange since 1977. Nation-wide, Wal-Mart de Mexico operates 573 retail units, which include self-service stores, apparel department stores and restaurants distributed as shown:

SELF-SERVICE STORES: 273 UNITS

48	Sam's Club
70	Wal*Mart Supercenters
110	Bodega Stores
45	Superama Supermarkets

APPAREL DEPARTMENT STORES: 50 UNITS

RESTAURANTS: 250 UNITS, including 16 franchises

Web Pages:
www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx